PRESS RELEASE	JULY 4, 2022

Largo Announces Results of its Annual and Special Meeting of Shareholders

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces voting results from its Annual and Special Meeting of Shareholders (the "Meeting") held on Thursday, June 30, 2022.

A total of 50,187,930 common shares of the Company were voted at the Meeting, representing 77.4% of the Company's issued and outstanding common shares. Shareholders voted to approve all matters brought before the Meeting including the election of all director nominees and the appointment of KPMG LLP as auditors for the ensuing year.

Detailed results of the votes on the election of directors are as follows:

Name of Director Nominee	Shares Voted For	%	Shares Withheld	%
Alberto Arias	34,878,708	83.37	6,959,335	16.63
David Brace	40,541,092	96.90	1,296,951	3.10
Jonathan Lee	39,662,307	94.80	2,175,736	5.20
Paulo Misk	40,667,237	97.20	1,170,806	2.80
Daniel Tellechea	40,197,587	96.08	1,640,456	3.92
Koko Yamamoto	40,185,549	96.05	1,652,494	3.95

Alberto Arias, Chair of the Board of Directors commented: "On behalf of the Board and management of Largo, I want to thank Ian Robertson for his dedication and invaluable contribution to the Company over the past year. As Co-Chair, his vision, strategic leadership and guidance have been a great benefit to all of us, particularly within our clean energy division."

For further detailed voting results on the Annual and Special Meeting of Shareholders, please refer to the Company's Report of Voting Results filed on SEDAR at www.sedar.com and on www.sec.gov.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation ("forward-looking information"). Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward‐looking information contained in this press release includes, but is not limited to, statements with respect to the Company's intentions with respect to the NCIB, purchases of Common Shares under the NCIB, and the vertical integration of the Company.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.